SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

29 408 K

(CUSIP Number)

Eugene W. McDermott, Jr.

Edwards Angell Palmer & Dodge LLP

2800 Financial Plaza

Providence, Rhode Island 02903

401-274-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 29 408 K

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) ROBERT C. FANCH REVOCABLE TRUST

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds* PF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Colorado trust; grantor/trustee is citizen of United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,815,767 shares of Common Stock*

	(8)	Shared Voting Power 0 shares of Common Stock

	(9)	Sole Dispositive Power 3,815,767 shares of Common Stock*

	(10)	Shared Dispositive Power 0 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,815,767 shares of Common Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.2%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 29 408 K

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) ROBERT C. FANCH

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds* PF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,815,767 shares of Common Stock

	(8)	Shared Voting Power 0 shares of Common Stock

	(9)	Sole Dispositive Power 3,815,767 shares of Common Stock

	(10)	Shared Dispositive Power 0 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,815,767 shares of Common Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.2%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 29 408 K

This Amendment No. 2 supplements and amends the Statement on Schedule 13D filed on November 22, 2004, as amended and supplemented by Amendment No. 1 thereto filed on July 28, 2005 (as previously amended, the “Schedule 13D”, and as amended hereby, the “Statement”) with respect to the Reporting Persons’ beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”) of Environmental Solutions Worldwide, Inc. (the “Company”).

Unless otherwise indicated, each capitalized term used but not otherwise defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D as applicable.

Responses to each item of this Statement are incorporated by reference into the response to each other item, as applicable.

ITEM 2.  Identity and Background

Paragraphs (b) and (c) of Item 2 are hereby amended and restated to read as follows:

(b)           The address of each of the Reporting Persons is c/o Fanch Communications, Inc., 1601 Arapahoe Street, Suite 800, Denver, Colorado 80202.

(c)           Robert C. Fanch is President of Fanch Communications, Inc., a corporation that provides management services to various businesses.

ITEM 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to include the following information, which is added to the last paragraph thereof:

On September 13, 2007, the Company issued the Reporting Persons 2,000,000 shares of Common Stock upon the maturity of the Convertible Debentures, in accordance with the terms of such debentures, reflecting the conversion rate of $0.50 per share.  The Company also issued shares of Common Stock in order to satisfy its interest payment obligations under the Convertible Debentures through their maturity date.   No warrants held by the Reporting Persons currently remain outstanding.

ITEM 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a) and (b) The following is a description of the shares beneficially owned by each of the Reporting Persons.  All references to the Company’s issued and outstanding Common Stock shall be deemed to mean 73,823,851, the number of shares of Common Stock the Company reported as outstanding as of October 29, 2009 in its Quarterly Report for the fiscal period ended September 30, 2009.  The Reporting Persons do not currently hold any securities convertible into shares of Common Stock or otherwise exchangeable or exercisable for shares of Common Stock.

(i) Amount beneficially owned:

The Trust is the beneficial owner of 3,815,767 shares of Common Stock.  Robert C. Fanch has sole voting and dispositive power over the shares of Common Stock held by the Trust, and thus may be deemed also to have beneficial ownership over such shares.

(ii) Percent of class:

The shares of Common Stock beneficially owned by the Trust and, through his voting and dispositive power over such shares, by Robert C. Fanch represent approximately 5.2% of the shares of Common Stock outstanding.

CUSIP No. 29 408 K

(iii) See the information contained in Items 7, 8, 9 and 10 on the cover pages to this Statement, which are incorporated herein by reference, regarding the number of shares of Common Stock as to which each Reporting Person has the sole power or shared power to vote or direct the vote or the sole power or shared power to dispose or direct the disposition.

(c) None of the Reporting Persons has effected any transaction in the securities of the Company in the past 60 days, with the exception of the following (each of which transactions was effected on the open market):  (i) On November 2, 2009, the Trust sold 15,500 shares of Common Stock at a price of $0.453 per share; (ii) on November 3, 2009, the Trust sold 82,570 shares of Common Stock at a price of $0.441 per share; (iii) on November 6, 2009, the Trust sold 25,000 shares of Common Stock at a price of $0.50 per share; and (iv) on November 10, 2009, the Trust sold 5,000 shares of Common Stock at a price of $0.45 per share.

In the 60 days prior to August 5, 2009, the date on which the Reporting Persons believe this Amendment to have been triggered, none of the Reporting Perons had effected any transaction in the securities of the Company with the exception of the following (each of which transactions was effected on the open market):  (i) On July 7, 2009, the Trust sold 2,500 shares of Common Stock at a price of $0.75 per share; (ii) on July 23, 2009, the Trust sold 5,000 shares of Common Stock at a price of $0.70 per share; (iii) on July 27, 2009, the Trust sold 38,300 shares of Common Stock at a price of $0.70 per share; (iv) on July 28, 2009, the Trust sold 14,200 shares of Common Stock at a price of $0.70 per share and 10,000 shares of Common Stock at a price of $0.71 per share; (v) on July 29, 2009, the Trust sold 69,500 shares of Common Stock at a price of $0.70 per share; (vi) on July 30, 2009, the Trust sold 62,240 shares of Common Stock at a price of $0.70 per share; (vii) on July 31, 2009, the Trust sold 10,000 shares of Common Stock at a price of $0.70 per share; and (viii) on August 5, 2009, the Trust sold 122,000 shares of Common Stock at a price of $0.70 per share.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

(e) Not applicable.

CUSIP No. 29 408 K

SIGNATURE

After reasonable inquiry and to the best of knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: December 28, 2009

ROBERT C. FANCH REVOCABLE TRUST

By:	/s/ Robert C. Fanch
Name: Robert C. Fanch
Title: Trustee

/s/ Robert C. Fanch
Robert C. Fanch